June 23, 2006
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Barbara Jacobs and Jay Ingram

Re:	Omniture, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-132987
Dear Ladies and Gentlemen:
          Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.001 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated June 9, 2006 and included in Amendment No. 3 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on June 9, 2006, was distributed during the period June 9, 2006 through June 21, 2006 as follows:
•	9242 to 4 underwriters
•	0 to 0 dealers
•	1145 to 1145 institutions
•	125 to 125 others
Total: 10,512 Preliminary Prospectuses

Securities and Exchange Commission
June 23, 2006

          Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on June 27, 2006 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED CREDIT SUISSE SECURITIES (USA) LLC DEUTSCHE BANK SECURITIES INC. J.P. MORGAN SECURITIES INC.
By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ William R. Salisbury
Name:	William R. Salisbury
Title:	Managing Director